UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 23 February 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or "the Company" or "GFL")

DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr. NJ Holland, executive director of Gold Fields Limited has traded in Gold Fields Limited shares on the open market.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the listed securities has been obtained.

Details of the transactions are set out below:

Matching Shares and Restricted Shares:

Mr. Holland had 244,574 of Matching Shares and 916,090 of Restricted Shares (collectively "the Shares") that vested on 31 December 2020. Mr Holland sold five hundred and thirty nine thousand, seven hundred and nine (539,709) number of Shares and retains the balance of six hundred and twenty, nine hundred and fifty five (620,955) in his personal capacity.

The GFL Minimum Shareholding Requirement (MSR) policy requires all Executives to hold GFL shares for a minimum period of 5 (Five) years. As CEO Mr. Holland was required to hold 200% of his Annual Guaranteed Remuneration Package, which he had exceeded since inception of the policy. Shareholders are advised that Mr. Holland completed this minimum holding period on 31 December 2020 and shares under the policy therefore vested fully.

Name of Director	NICK HOLLAND
Nature of transaction	On market sale of shares
Class of Security	Ordinary Shares, inclusive of Matching Shares and Restricted Shares
Nature of interest	Direct and Beneficial
Transaction Date	19 February 2021
Number of Shares	539,709 (Five hundred and thirty nine thousand, seven hundred and nine)
Market Price per share	R 125.6471
Total Value	R 67,812,870.69

Performance Shares

Performance Shares were awarded to Mr Holland in 2018 and vested on 19 February 2021 in terms of the Gold Fields 2012 Share Plan ("Scheme") as amended. These shares were traded as follows:

Name of Director	NICK HOLLAND
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	19 February 2021
Number of Shares	374 615 (Three hundred and seventy four thousand, six hundred and fifteen)
Market Price per share	R 125.6471
Total Value	R 47,069,288.37

23 February 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

GOLD FIELDS LIMITED

Dated: 23 February 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer